



SECURITI 04015042 MISSION

Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2003</u> AND ENDING <u>December 31, 2003</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cross Border Private Capital, LLC.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 11th Floor
(No. and Street)

New York,   New York   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Meachin   (212) 682-7400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

780 Third Avenue, Suite 2805   New York   New York   10017
(Address)   (City)   (State)   (Zip Code)

RECEIVED

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 03 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, __David J.P. Meachin__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Cross Border Private Capital, LLC.__ , as of __December 31, 2003__ , _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Notary Public

_____
Signature

_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members of
Cross Border Private Capital, L.L.C.

We have audited the accompanying balance sheet of Cross Border
Private Capital, L.L.C. as of December 31, 2003, and the related
statements of income, changes in members' equity and cash flows for
the year then ended. These financial statements are the
responsibility of management. Our responsibility is to express an
opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted
auditing standards. Those standards require that we plan and perform
the audit to obtain reasonable assurance about whether the financial
statements are free of material misstatement. An audit includes
examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements. An audit also includes
assessing the accounting principles used and significant estimates
made by management, as well as evaluating the overall financial
statement presentation. We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, the financial statements referred to above
presents fairly, in all material respects, the financial position of
Cross Border Private Capital, L.L.C. as of December 31, 2003, and the
results of it operations and its cash flows for the year then ended,
in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on
the basic financial statements taken as a whole. The information
contained on pages 7 and 8 is presented for purposes of additional
analysis and is not a required part of the basic financial statements,
but is supplementary information required by Rule 17a-5 of the
Securities and Exchange Commission. Such information has been
subjected to the auditing procedures applied in the audit of the basic
financial statements and, in our opinion, is fairly stated in all
material respects in relation to the basic financial statements taken
as a whole.

New York, New York
February 21, 2004

CROSS BORDER PRIVATE CAPITAL, L.L.C.
BALANCE SHEET
December 31, 2003

ASSETS

CURRENT ASSETS
    Cash $12,475
    Prepaid Assets   8,045
TOTAL ASSETS $20,520

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
    Accrued Expenses $ 500
TOTAL CURRENT LIABILITIES   500

MEMBERS' EQUITY   20,020
TOTAL LIABILITIES AND MEMBERS' EQUITY $20,520

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF INCOME
December 31, 2003

REVENUE	$ 15,000
TOTAL REVENUES	15,000
EXPENSES	
Rent (Note A)	$ 2,000
Telephone (Note A)	200
Office Salary (Note A)	800
Registration	5,154
Insurance	469
Professional fees	6,700
Licenses, due and subscription	925
State & city taxes	762
Miscellaneous	56
TOTAL EXPENSES	17,066
NET LOSS	$(2,066)

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

MEMBERS' EQUITY AT BEGINNING OF YEAR	$13,886
NET LOSS	(2,066)
MEMBERS' CONTRIBUTIONS	8,200
MEMBERS' EQUITY AT END OF PERIOD	$ 20,020

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss $(2,066)
Adjustments to reconcile net income to net cash
used by operating activities:
    (Increase) in prepaid expenses   (4,241)
    (Decrease) in accrued expenses   (150)

    NET CASH USED IN OPERATING ACTIVITIES   (6,457)

CASH FLOWS FROM FINANCING ACTIVITIES
Members' Contributions   8,200

    NET CASH PROVIDED BY FINANCING ACTIVITIES   8,200

    NET INCREASE IN CASH   1,743

    CASH AT BEGINNING OF YEAR   10,732

    CASH AT END OF YEAR $12,475

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for income taxes $ 912

The accompanying notes are an integral part of these statements.

-5-

CROSS BORDER PRIVATE CAPITAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Cross Border Private Capital L.L.C., (the "LLC") engages in the
business of originating, financing, and private placement of
corporate equity and/or debt and equity-related private equity
funds of an international nature. The LLC is a Delaware limited
liability company established January 25, 1996.

Operations of Business
The LLC conducts its business from the offices of Cross Border
Enterprises, L.L.C. ("CBE") which owns ninety-nine percent of the
LLC. The remaining one percent of the entity's shares are owned
by the officers of CBE, who will act in the capacity of the LLC's
registered representatives for future broker/dealer transactions.

Effective November 1, 2003, the LLC has entered into an office
expense-sharing agreement with CBE, whereby, the LLC will
reimburse CBE $1,500 per month for its use of telephone, office
salaries and rental facilities. LLC and CBE believe that the
expense allocation agreement is reasonable in relationship to the
benefits derived by the LLC.

Income Taxes
The LLC is treated as a partnership for federal income tax
purposes. Consequently, federal income taxes are not payable by,
or provided for, the LLC. Members are taxed individually on
their shares of the LLC's earnings. The LLC's net income or loss
is allocated among the members in accordance with the regulations
of the LLC.

Use of Estimates
The presentation of financial statements requires management to
make estimates and assumptions that effect the reported amounts
of assets and liabilities and disclosure of contingent assets and
liabilities at the date of the financial statements and the
revenues and expenses during the reporting period. Actual results
could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the LLC is subject to the
Securities and Exchange Commission's Net Capital Rule which
requires that the LLC maintain minimum net capital, as defined,
of $6^2/_3\%$ of aggregate indebtedness, as defined, or $5,000,
whichever is greater. Net capital and aggregate indebtedness
change from day to day, but as of December 31, 2003, the LLC had
net capital of $11,974 which exceeded requirements by $6,974.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2003

CREDITS
Members' equity $20,020

DEBITS
Nonallowable assets:
Prepaid expenses   8,046

NET CAPITAL   11,974

Minimum net capital requirement - greater
of $6^2/_3$% of aggregate indebtedness of
$500, or $5,000   5,000

NET CAPITAL IN EXCESS OF REQUIREMENT $6,974

Ratio of aggregate indebtedness to net capital   .042 to 1

AGGREGATE INDEBTEDNESS
Accrued expenses and other liabilities $ 500

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3
December 31, 2003

The L.L.C. does not effect transactions for anyone
defined as a customer under Rule 15c3-3. Accordingly,
there are no items to report under the requirements of
this rule.

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

CROSS BORDER PRIVATE CAPITAL, L.L.C.

Annual Audit Report
Period beginning 1/1/2003 and ending 12/31/2003

Please be advised that there are no material
differences between the audited and unaudited
net capital requirements for the year ending
December 31, 2003 for Cross Border Private
Capital, L.L.C..

William T. McCallum, CPA, P.C.

February 21, 2004

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

CROSS BORDER PRIVATE CAPITAL, L.L.C.

Annual Audit Report
Period beginning 1/1/2003 and ending 12/31/2003

Please be advised that there are no inadequacies
in the accounting system, internal accounting control
and procedures for safeguarding securities for the
year ending December 31, 2003 for Cross Border Private
Capital, L.L.C..

William T. McCallum, CPA,P.C.

February 21, 2004